Mail Stop 4-06

August 9, 2006

G. Jayaraman
Sr. Vice President – Corp. Governance
   & Company Secretary
Satyam Computer Services Limited
Satyam Technology Center
Bahadurpally Village
Qutbullapur Mandal, R.R.District – 500855
Hyderabad, Andhra Pradesh
India
(91) 40-3063-3535

      Re: Satyam Computer Services Limited (File No. 001-15190)
            Form 20-F for the Fiscal Year Ended March 31, 2006

Dear Mr. Jayaraman,

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended March 31, 2006

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Impairment of Goodwill, page 54

1.   Your disclosure indicates that you measure any impairment of goodwill based on
        a projected discounted cash flow method. Tell us how this policy is consistent
        with the two-step impairment recognition and measurement guidance in
        paragraphs 19 through 25 of SFAS 142.

Item 15. Controls and Procedures, page 89

2.   Please tell us whether you made any change in internal control over financial
        reporting during the period covered by the annual report that has materially
        affected, or is reasonably likely to materially affect, your internal control over
        financial reporting. Confirm that you will include disclosure responsive to the
        requirements of Item 15(d) of Form 20-F in future filings.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

d) Revenue Recognition, page F-10

3.   We note that revenue from fixed-price engagements is recognized on a percentage
        of completion basis. Tell us and disclose the nature of these contracts. Explain
        why use of the percentage of completion method is appropriate. Indicate whether
        these contracts are subject to SOP 97-2. In this regard, note that footnote 1 of
        SOP 81-1 does not permit the use of contract accounting for service contracts.
        Tell us and disclose how progress is measured (e.g., cost to cost, units of delivery,
        units of work performed). See Section F(2) of the Current Accounting and
        Reporting Issues in the Division of Corporation Finance published on December
        1, 2005.

4.   Describe the nature of any multiple element arrangements for IT solutions. For
        example, your application development and maintenance service solution appears
        to contain more than one service deliverable (your page 28). Tell us whether any
        of your multiple element arrangements are subject to the separation criteria of
        EITF 00-21. If so, tell us the nature of the elements involved, the nature of the
        units of accounting that you account for as a separate and discrete earnings
        process, and support for your conclusions that, among other things, the delivered

items have value on a standalone basis. Clarify whether or not you ever customize software for your customer and then service and/or perform the processing for them using the customized software. If so, help us understand how you separate and value the SOP 81-1 deliverable (that is, the significant production, modification or customization of the software) from the non-SOP 81-1 deliverable (that is, the processing by using the customized software). Tell us what consideration you gave to including this information in your revenue recognition policy disclosure.

5. We note from your disclosure in the fourth paragraph that your customers are required to formally sign off on the work performed. Further describe the terms of this formal sign-off. Tell us how you consider this in determining that you have the ability to make reasonably dependable estimates for fixed-price contracts recognized on a percentage of completion basis. In addition, to the extent that any contracts are accounted for under SAB Topic 13, explain how these provisions are considered in determining that your fee is fixed or determinable and delivery has occurred.

6. We note from your disclosure on page 9 that you are considering increasing your use of value-based pricing terms in which payment is contingent on meeting contract goals or customer expectations. Tell us the extent to which you have offered these pricing terms in the past. Describe how these payment terms impact your revenue recognition. That is, indicate how you have the ability to make reasonably dependable estimates, how you meet the delivery criteria, and how you consider paragraph 14 of EITF 00-21.

7. From page 10 of your Risk Factors section, we note that some of your contracts contain benchmarking provisions, most favored customer clauses and/or provisions restricting personnel from working on projects of your customers' competitors. In regard to these provisions, please address the following items:

- Explain your accounting for these provisions as well as any other customer concessions. Indicate the accounting literature you relied upon in this accounting treatment. Describe, in reasonable detail, how you have the ability to make reasonably dependable estimates of progress towards completion and contract revenues for fixed-price contracts recognized on the percentage of completion basis. In addition, to the extent that any contracts are accounted for under SAB Topic 13, explain how these provisions are considered in determining that your fee is fixed or determinable and delivery has occurred;

- Tell us the extent to which you have historically been required to make adjustments in your service delivery and pricing as a result of these provisions; and

- Tell us what consideration you gave to including a discussion in your Operating and Financial Review section of the impact that these clauses have had and are reasonably expected to have on future trends in operations and liquidity since these provisions represent known uncertainties that appear to have a reasonably likely material future effect on your financial condition and results of operations.

8.   We note from your disclosure on page 29 that you provide various hosting services for your customers. Explain your accounting for these arrangements. Identify the accounting literature relied upon. Tell us the amount of revenue generated from these arrangements in all periods presented and what consideration you gave to disclosing your related revenue recognition policy.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Walsh at 202-551-3224 or me at 202-551-3488 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief